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Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)
Script – Merger status update video 4

Spokespersons: Mikko Uhari

Forward-Looking Statements

This transcript contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this transcript and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes, through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus / Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ

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HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Video

Speaker: Mikko Uhari, SVP, Strategy and Technology, Konecranes

1.	Dear Konecranes employees,

2.
It´s time for our fourth merger update video. In this video, I will share with you the current progress in project KonnecT, meaning the project covering Closing Process and Business Integration Planning process. We also go through an organizational structure that works as a planning assumption  for the on-going integration planning work and comment the different surveys we will be conducting during the first half of 2016.

3.	First, let me give you a short update on where we stand with the Business Integration Planning process.

4.
As previously explained, the different integration teams work under two bigger groupings: Cranes, Ports and Services, called Business Stream; and Corporate Support Functions, called Support Function Stream. Both these include main work streams and their sub-streams, representing their respective areas.

5.	Each of the work streams include both Terex and Konecranes representatives who – working together – will identify the best practices that will ultimately form the basis of the new organization.

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6.
In addition, the so-called Clean Teams by Boston Consulting Group work with each work stream and provide necessary fact-based conclusions of the business-sensitive information to Business and Support Functions Streams by summarizing the data in a way, which hides the sensitive information from the other party.

7.
The first key target set for the teams’ work in Business Stream in the last December kick-off was to learn, how the other party is operating. This is now the work, which has been on-going in January, and partly continuing in February. The work is referred to as “baselining”.

8.
When looking how teams have been working, and as confirmed by Stream Leads, atmosphere has been open minded, productive and definitely good and inspiring. Teams have had both Skype and face to face meetings, and they have also visited each other’s production facilities. Those visits will still continue during February.

9.	The Clean Teams have received a lot of data to be analyzed, and that “data crunching” is now on-going.

10.
During February, the focus gradually shifts towards making conclusions based on the baselining, meaning moving now towards defining the target state of the combined business model and designing future operations. This work includes defining product platforms, branding and positioning, internal structures, synergy levers and so on.

11.
The core mindset is objectivity and fact-based, selecting “the best of the best”, and also benchmarking to and learning from peer-type of companies. Finding the target state will take approximately the next two months.

12.
Corporate Support Functions are also proceeding with full speed finding answers to their special areas like finance related matters, and finding potential purchasing and manufacturing synergies with other Terex’s business segments. The work includes also identifying needs to be harmonized in human resource related questions, IT-system plans, planning of the new corporate identity and the development needs in the area of health, safety and environment.

13.
The whole planning work has pre-set weekly project review meetings with the program management to ensure a necessary communication forum for possible open issues, guidance and to secure timely progress.

14.
Then about the planning assumption for future organizational structure, which Business Integration Planning Teams are using as a base for their work. I used the words “planning assumption” as this only serves as an organizational structure for the on-going integration planning work. As we have not closed the merger, both Konecranes and Terex operate completely independently, and thus nothing like this may not be taken into use before the closing.

15.	Additionally, no appointments have been made for the positions in the structure. As we are still competitors, appointments will be made only closer to the merger closing and thereafter.

16.
But we need to have some structure as a basis for the planning work. That´s why the integration planning teams are now working on the assumption that the combined operations of Konecranes’ and Terex’s Material Handling and Port Solutions would form after the closing one segment in the new Konecranes Terex company.

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17.	By segment we mean business operations, where financials and performance will be reported externally to the market as Terex currently reports their five business segments.

18.	The working name, but not the final one, for this segment is Industrial Cranes & Port Solutions, as an abbreviation ICPS. The name may change later when the integration planning work proceeds.

19.	This ICPS segment would then be divided internally into three areas: Industrial Cranes, Port Solutions and Service.

20.
As part of the integration planning process, both Konecranes and Terex implemented a Culture Assessment Survey at the beginning of the year to a representative sample of employees in both companies, totaling 4.000 persons. The results will help us understand the current culture and respective cultural strengths in both companies and set the foundation for the culture of the future Konecranes Terex.

21.	The survey closed in early February. The results will now be analyzed and an update will be provided in the future merger update communications.

22.
One set of local Employee Merger Pulse Surveys was conducted in Q4/2015 in eight countries. The initial findings from these surveys reveal that the general atmosphere towards the planned merger is positive.

23.
During the first half of 2016, we will also be conducting two global Employee Merger Pulse Surveys. These surveys will be sent to all Konecranes employees via email. Thereby we will not be conducting a separate Employee Satisfaction Survey during the first half of 2016.

24.
The purpose with these Surveys is to find out how our employees are experiencing the planned merger and the related communications. The results will help us address any topics that surface and ensure good change management and merger communications.

25.
For those working in the business integration planning teams, we send monthly a separate Pulse Check. The purpose of this is to get regular fast feedback of how team members consider the actual ongoing work. So far, the results have shown that teams are fully committed and enthusiastic about the future.

26.	Lastly a few comments on the antitrust process. In January 2016, we obtained antitrust clearances in India and Turkey.

27.
We have made the merger-related HSR filing to the United States Department of Justice and are in filing preparation and pre-notification discussions with the European Commission. This clearance work continues also in other countries. Both companies will continue to cooperate with the remaining authorities to close their reviews as quickly as possible.

The transaction remains subject to approval by both Terex and Konecranes shareholders, regulatory approvals and other closing conditions. Closing of the transaction is expected to occur mid-year 2016.

28.
This is our fourth update video, so if you haven´t seen the previous videos, I advise you to go to MyKonecranes.com to watch them. I also strongly recommend that you visit the internal Konecranes Terex Merger pages. All material is updated regularly.

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29.	If you have any questions on the merger, please do not hesitate to contact any of the merger stream leaders, myself, or the official merger email box: merger.questions@konecranes.com. Thank you.